NO ACT

PE
10-05-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012734

November 10, 2009

Received SEC
NOV 1 0 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-10-2009

Bruce H. Hallett
Hallett & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, TX 75201

Re: Whole Foods Market, Inc.
Incoming letter dated October 5, 2009

Dear Mr. Hallett:

This is in response to your letter dated October 5, 2009 concerning the shareholder proposal submitted to WFM by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated October 27, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dan Koeppel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

November 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whole Foods Market, Inc.
Incoming letter dated October 5, 2009

The proposal requests that the board of directors initiate the appropriate process to amend WFM's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

We are unable to concur in your view that WFM may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of CEO succession planning. Accordingly, we do not believe that WFM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

October 27, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Whole Foods Market, Inc.'s Request for No-Action Advice Concerning the Central Laborers Pension, Welfare & Annuity Funds' Shareholder Proposal

Dear Sir or Madam:

The Central Laborers' Pension, Welfare & Annuity Funds ("Fund") hereby submits this letter in reply to Whole Foods Markets, Inc.'s ("Whole Foods" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2010 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

Introduction

The essence of the Proposal is the Fund's request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy. In its request for no-action relief, the Company argues that the Proposal relates to Whole Foods' ordinary business operations. It notes that the Staff permitted the exclusion of the identical proposal last year and also notes that substantially similar proposals have also been allowed to be omitted in the past.

We do not deny that the precedent favors exclusion of the Proposal; however, we do submit that recent events have elevated and transformed the issue of succession planning into a significant policy issue that is appropriate for shareholder consideration. Regardless of whether the issue of succession planning may once have been considered a mundane matter of ordinary business, such is certainly not the case today. Not a week passes in which the media, public and political scrutiny does not focus on CEO turnover and the succession plans of many of our country's most prominent companies. The financial crises that the U.S. and global economy have endured in the past two years have brought into sharp focus the role of corporations and their senior management in influencing all aspects of civic life. No longer is it reasonable for the Staff to preclude shareholders from voting on a precatory shareholder proposal that the Company adopt and disclose a best practices succession planning policy.

The Commission Has Consistently Determined that Companies May Not Exclude as Matters of Ordinary Business Proposals Raising Significant Policy Issues

We respectfully submit that the Staff should treat the Fund's proposal addressing the issue of succession planning as it has many other previous issues that addressed significant policy questions. A long line of Commission pronouncements and Staff no-action decisions exists in which "ordinary business" objections have been rejected when an issue is a "significant policy issue" and the subject of "widespread debate." Since at least 1976 the Commission has stated that shareholder proposals concerning matters with "significant policy, economic or other implications" should not be excluded as ordinary business. Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976). This policy is consistent with logic and the underlying purpose of Rule 14a-8(i)(7), which is to allow companies that satisfy their burden of persuasion to exclude proposals relating to "business matters that are mundane in nature and do not involve any substantive policy or other considerations." Id.

In *TransAmerica Corp.* (January 10, 1990), the Company requested no-action relief to exclude a proposal that the board of directors adopt a policy prohibiting the Company from making compensation payments to its directors, officers or employees contingent on a merger or acquisition (golden parachute payments). The Staff acknowledged that its existing position at that time was that golden parachute payments were a matter relating to the conduct of a registrant's ordinary business operations and excludable under Rule 14a-8(c)(7). It then noted that it was reversing its position to reflect the increasing significance of the issue:

> At the same time, public debate concerning potential anti-takeover, tax and legal implications of golden parachute arrangements reflects that such contingent arrangements increasingly are seen as raising significant policy issues. In light of the foregoing developments, the staff believes that the proposal at issue is directed primarily to such payments instead of to ordinary compensation arrangements. Accordingly, the staff does not believe that the company may rely on rule 14a8(c)(7) to omit the proposal from its proxy materials.

The Staff's willingness to limit companies' ability to use Rule 14a-8(c)(7) to exclude matters raising significant policy issues was demonstrated again in *Aetna Life and Casualty Company* (February 13, 1992). The proposal at issue in Aetna sought to modify director fees based on their attendance at board meetings. As it had in the past, in Aetna the Staff acknowledged that widespread public debate on the topic was leading it to limit further a company's ability to omit a shareholder proposal as relating to ordinary business. The Staff stated:

> Compensation of directors would appear particularly within the prerogative of shareholders to oversee. Moreover, in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to director compensation **no longer** can be considered matters relating to a registrant's ordinary business. (emphasis added)

Thus, Aetna demonstrated once again the Staff's willingness to recognize that matters once considered ordinary business in fact raised significant policy issues on which all shareholders should have the right to express their thoughts by voting on shareholder proposals addressing these matters.

In *Reebok* (March 16, 1992) the Staff further limited Rule 14a-8(c)(7) when it denied Reebok's request for no-action relief to exclude a proposal asking the company to establish an independent Compensation Committee. The Staff stated:

> The Division is unable to concur in your view that the proposal may be excluded under Rule 14a-8(c)(7). That provision permits the omission of a proposal that 'deals with a matter relating to the conduct of the ordinary business operations of the registrant.' In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.

In 1998 the Commission issued the "Final Rule: Amendments to Rules on Shareholder Proposals," 17 CRF Part 240, Release No. 34-40018, which reversed the Cracker Barrel no-action letter concerning the Division's approach to employment-related shareholder proposals raising social policy issues. The Commission stated:

> In applying the 'ordinary business' exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on

> the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.
>
> We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed, is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among, shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. (footnotes omitted) (emphasis added)

In the Final Rule on shareholder proposals one sees the full Commission recognizing that shareholders should have the right to express themselves on significant policy issues, whether they be matters of social policy or such significant issues as plant closings, executive compensation, or golden parachutes.

Continuing on since the Cracker Barrel reversal, the Staff's consistent willingness to recognize that once "ordinary business matters" over time become significant policy issues generating widespread public debate -- thus making 14a-8(i)(7) no-action relief inappropriate -- has continued without interruption. **See, e.g.**, *General DataComm Industries, Inc.* (December 9, 1998) ("In view of the widespread public debate concerning option repricing and the increasing recognition that this issue raises significant policy issues, it is our view that proposals relating to option repricing no longer can be considered matters relating to a registrant's ordinary business."); *International Business Machines Corp.* (February 16, 2000) ("In view of the widespread public debate concerning the conversion from traditional defined benefit pension plans to cash-balance plans and the increasing recognition that this issue raises significant social and corporate policy issues, it is our view that proposals relating to the conversion from traditional defined benefit pension plans to cash-balance plans cannot be considered matters relating to a registrant's ordinary business operations.").

In *National Semiconductor Corporation* (December 6, 2002) the Staff initially concluded that a proposal requesting that the board establish a policy of expensing stock options could be excluded under Rule 14a-8(i)(7). In response to proponent's request, the Staff submitted its position for Commission review and, upon the Commission's direction, reconsidered the issue and determined that it would no longer permit exclusion of expensing proposals as relating to ordinary business matters.

These no-action decisions reflect the Staff's recognition that widespread public debate over an issue made these issues appropriate for shareholder consideration via the shareholder proposal process, regardless of prior no-action decisions that these issues might have once been considered matters of ordinary business. Ironically, while shareholders have the right to express their views on all aspects of executive compensation, plant closings, golden parachutes, etc., they are precluded from even requesting via a precatory proposal that the Company adopt and disclose guidelines concerning succession planning, perhaps the most important function of the board for it is the means by which a company selects its CEO and other senior management, who most often then end up being nominated and elected to serve on the board of directors.

The Issue of Succession Planning Raises a Significant Policy Issue that Falls Squarely Within This Exception to the Ordinary Business Exclusion

The issue of succession planning certainly rises to the level of a significant policy issue that is the subject of widespread debate. Whether it is Apple, Bank of America, Citigroup or scores of other companies, daily attention is focused on corporate leadership and the issue of succession planning. The recent financial crisis has placed enormous pressures on corporate leaders and underscored the critical importance of succession planning. A ***Business Week*** article entitled "The Art of CEO Succession" (April 30, 2009) noted:

> This is not an easy time to nurture a new generation of corporate leaders. . . . And yet the need for top talent is growing. A record 1,484 U.S.-based chief executives left their jobs in 2008, according to outplacement firm Challenger, Gray & Christmas. Many more could step down this year as losses mount and executive angst runs high. 'The CEO job today is more stressful and draining than at any time in history,' says Tom Stemberg, the founder and former CEO of Staples.
>
> At a time when corporations worldwide are crying out for new thinking, *Business Week* decided to take a look at some of the CEOs of tomorrow. . . .
>
> What's striking about many of these candidates is that they were identified as promising early on and given opportunities to prove themselves. Their careers highlighted the critical importance of an oft-ignored management priority: succession. While the median CEO tenure today is just six years, according to Booz & Co., few boards and managers carefully nurture a stable of successors. Last year, the National Association of Corporate Directors found that 42.4% of companies had no succession plan at all.

On October 10, 2009, the AP ran a story entitled "Too Many Boards are Still Cavalier." It stated:

Corporate directors don't like it when shareholders accuse them of being management cronies, but how else can they be seen when they drop the ball on basic responsibilities like leadership development and executive pay?

Too many boards are being reactive when it comes to important matters of corporate governance. Just consider what happened at Bank of America Corp.

CEO Ken Lewis had been under duress for months, yet the bank's directors didn't have a plan in place for who would succeed him. Now they've been caught flat-footed since Lewis unexpectedly announced plans to retire by year's end.

. . . .

Just look at what boards are doing when it comes to developing new leaders, something that directors themselves say is critical to effective governance. An amazingly high 44 percent of directors say their boards have no succession plans in place for when the CEO leaves, according to a new survey of 632 board members at public companies by the National Association of Corporate Directors ["NACD"].

That means directors would be left scrambling to fill the CEO slot if someone suddenly departs or is struck by tragedy. A vacancy in the executive suite can be highly disruptive to employees, investors and customers.

'What kind of public message does that send out? How about chaos, disorganization and lack of preparedness?' said Marshall Goldsmith, who advises executives on leadership and authored the new book 'Succession: Are You Ready?'

In the case of BofA, the lack of succession planning could hardly come at a worse time for the bank, one of the nation's largest and a recipient of $45 billion in government bailout funds. The Charlotte, N.C.-based bank faces an upcoming trial with the Securities and Exchange Commission and is under intense scrutiny from the attorneys general in New York and North Carolina, all relating to BofA's purchase of Merrill Lynch & Co.

Long before Lewis announced Sept. 30 that he was leaving, the board should have recognized the importance of crafting a succession plan. . . .

'Banks in recent years became too beholden to a single CEO, and those CEOs convinced their boards they didn't have to focus on succession planning,' said Jeffrey Sonnenfeld, a professor at the Yale School of Management and expert on CEO leadership and corporate governance issues.

> Sonnenfeld points out that succession planning takes time, sometimes years to build a bench of possible CEO candidates. When companies don't plan, it can cripple them.

Investor's Business Daily released a feature on July 27, 2009, entitled "CEO Successions" which noted:

> A survey by the National Association of Corporate Directors reported that 42% of companies had no formal succession plan in place.
>
> But many boards are coming under intense scrutiny due to their lack of oversight on the succession point. Not developing a succession plan puts the company at risk, and most experts contend that boards need to take control of the situation, engage the CEO in the process and not wait until a problem or calamity occurs.
>
> How they handle the issue can spell life and death for a company in tough times. And some are clearly doing a better job than others in preparing the ground for a smooth transition in the corner office.
>
> Why are boards reluctant to create a CEO succession plan? Many boards of directors are reticent about introducing a CEO succession plan, fearing that they will antagonize the current CEO, says Stephen Miles, a vice chairman at Heidrick & Struggles, who conducts CEO searches. "The CEO is unwilling to engage the board in succession planning because some CEOs are threatened by the entire process," he noted. Just as many people don't want to deal with death and avoid taking out a will, many CEOs are in denial that their tenure will end someday or that they will be replaced.
>
> . . . .
>
> Yet Miles describes "succession as the most important thing a board does. The leader who is selected to run the company has an outsized responsibility to create or lose shareholder value," he says. The decision on the next CEO can sustain the company or lead to its downfall. Rothwell adds, "investors hate uncertainty."

Conclusion

The recent challenges facing our society have underscored the critically-important issue of succession planning. The fact that more companies than ever face CEO turnover and the NACD survey reveals that almost half have no succession plans demonstrates what a significant policy issue this represents. The situation at Whole Foods especially calls for board and management accountability in regard to succession planning. John P. Mackey is co-founder of the Company and has served as a lightning rod for media and public attention, whether due to the investigation by the Securities and Exchange Commission on his postings on the Yahoo! Finance bulletin board, or his most recent editorializing on the issue of health insurance reform, which has led to boycotts of Whole Foods. Without taking any position on the propriety of his conduct, one cannot question that it reasonably leads shareholders to seek information on the Company's succession plans.

The Proposal relates to a significant policy issue and is appropriate for shareholder consideration. For this reason the Company's request for no-action relief should be denied.

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(7) and its request for no-action relief should be denied. Should you have any further questions, please contact Ms. Jennifer O'Dell at 202-942-2359 or via email at jodell@liuna.org.

Sincerely,

Dan Koeppel
Executive Director

2001 Bryan Street
Suite 3900
Dallas, Texas 75201
(214) 953-0053
(214) 922-4142 Fax
www.hallettperrin.com

Hallett & Perrin, P.C.
Attorneys and Counselors

Direct Dial Number
(214) 922-4120
fax (214) 922-4170
bhallett@hallettperrin.com

October 5, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Securities Exchange Act of 1934 - Rule 14a-8 Shareholder Proposal Submitted by the Central Laborers' Pension, Welfare & Annuity Funds

Ladies and Gentlemen:

On behalf of Whole Foods Market, Inc., a Texas corporation ("WFM" or the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (together, the "Proposal"), attached as Exhibit I hereto, that WFM has received from the Central Laborers' Pension, Welfare & Annuity Funds ("Proponent") for inclusion in the proxy materials (the "2010 Proxy Materials") that WFM intends to distribute in connection with its 2010 annual meeting of shareholders (the "2010 Annual Meeting"). The Proposal was sent to WFM under cover of a letter dated September 28, 2009, which is also attached as part of Exhibit I hereto.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of this letter, and a copy of this letter is being sent simultaneously to Proponent as notification of WFM's intention to omit the Proposal from its 2010 Proxy Materials. WFM expects to file its definitive proxy materials with the Commission on or about January 20, 2010. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before WFM files its definitive 2010 Proxy Materials.

WFM intends to omit the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act because the Proposal relates to WFM's ordinary business operations.

We respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if WFM omits the Proposal from the 2010 Proxy Materials.

The Proposal

The Proposal requests that the board of directors of WFM "initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders."

The Proposal is identical to the proposal submitted by Proponent in connection with the Company's 2009 Annual Meeting, which was the subject of a no-action letter from the Staff dated November 25, 2008.

Rule 14a-8(i)(7) Discussion

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." As discussed herein, we believe that the Proposal is excludable from the 2010 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to WFM's ordinary business operations - namely, the management of the Company's CEO succession policies and practices.

Prior No-Action Letters

Subsequent to the no-action letter from the Staff to ***Whole Foods Market, Inc.*** (November 25, 2008) in connection with the identical proposal last year, the Staff also issued similar no-action letters to ***Black & Decker*** (February 18, 2009) and ***Citigroup*** (February 3, 2009). As previously noted, substantially identical proposals submitted by the Proponent and its affiliates were the subject of the following no-action letters from the Staff: ***Bank of America*** (January 4, 2008); ***Merrill Lynch*** (February 12, 2008); ***Verizon Communications*** (February 12, 2008) and ***Toll Brothers, Inc.*** (January 2, 2008). Accordingly, we would note that this issue has been clearly settled by the Staff.

Even prior to these no-action letters, the Staff has historically applied the ordinary business exclusion in several no-action letters involving proposals relating to CEO employment and succession. Such letters include ***Wachovia Corporation*** (February 17,

2002) (stating that a stockholder proposal instructing the board of directors to seek and hire a new CEO within six months is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations); ***Willow Financial Bancorp, Inc.*** (August 16, 2007) (stating that a stockholder proposal recommending the replacement of the CEO and Chief Financial Officer is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations); and ***The Boeing Company*** (February 10, 2005) (stating that a stockholder proposal urging that independent directors approve, rather than merely review, the hiring of certain senior executives is excludible because the "termination, hiring, or promotion of employees" relates to ordinary business operations).

SEC Release No. 34-40018

The above-cited no-action letters are generally premised on the Commission's specific guidance on the policy rationale for the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the 1998 Release, the Commission stated that one of the two central considerations underlying the ordinary business exclusion is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples cited by the Commission included the "management of the workforce, such as the hiring, promotion, and termination of employees..."

The second consideration underlying the policy of the ordinary business exception is the "degree to which the proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission noted that this consideration may come into play in a number of circumstances, such as where the proposal "seeks to impose specific time-frames or methods for implementing complex policies."

Application of Ordinary Business Exclusion

The Proposal clearly falls within the ordinary business exclusion based upon the application of the foregoing policies. CEO succession planning inherently involves the management of WFM's workforce and decisions regarding the hiring, promotion and termination decisions, which are decisions reserved to WFM's board of directors under Texas corporate laws. Further, by specifying detailed features of the proposed succession policy (including its timetable and disclosure), the Proposal seeks to micro-manage

WFM's management of the workforce and operations of the board of directors, which are complex matters that shareholders cannot effectively supervise.

The designation of a potential successor or group of successor candidates to the CEO contemplates both (i) potentially increased responsibilities of certain existing executives and (ii) the exclusion of other executives. Such designations, if publicly disclosed, would likely result in competitive harm to WFM. Competitors of WFM might attempt to recruit executives away from WFM based on such public disclosures. Executives not designated as potential successors might choose to voluntarily leave the employ of WFM. Recruitment of executives might also be impaired. Any of these possibilities would actually subvert, rather than improve, WFM's succession planning process.

The Proposal expressly requests that WFM address its "business strategy" in its public disclosure of CEO succession criteria. This factor would potentially injure WFM by requiring disclosure of certain long-term strategic objectives and plans that are not otherwise disclosable to the public, and which could then be used by current and future competitors. We would also note that the Company's public disclosure policy generally is a fact-intensive process that is an ongoing function of the board of directors, working together with its officers and its legal and accounting advisors. Having shareholders mandate the timing and substance of these disclosures provides a level of micro-management that is inconsistent with the responsibility and authority of the board of directors.

The Proposal further requires that the succession policy "identify and develop internal candidates." Although WFM has had a strong history of developing internal candidates for all of its executive officer positions, its board of directors has a fiduciary duty to shareholders that cannot be micro-managed or constrained by shareholders in this manner. It is certainly conceivable that an outstanding external candidate might be presented on short notice to the board of directors and that the board would choose to consider such an approach.

While not essential to the analysis under Rule 14a-8(i)(7), it is important to mention that succession planning, including CEO succession, is an identified function in the WFM board of directors' mission statement and role definition, all as set forth in the Corporate Governance Principles (March 2009 version) that are publicly available on WFM's corporate website. Accordingly, we are not dealing with an area in which the Proponent is attempting to fill an existing void in corporate governance and business operations. On the contrary, the Proponent would be actively interfering with ordinary business operations of the Company's board of directors.

In prior letters to the Staff, Proponent has argued to the Staff that the identification of succession planning as a board of directors' function is an admission that such function is not fundamental to management's ability to run a corporation on a day to day basis. The Proponent further asserts that a function must be within the "exclusive purview" of its executive officers in order to constitute a "management function." This assertion wrongly equates a corporation's "management" with its executive officers and misses the essential involvement of the board of directors in the management of a corporation's affairs. The Texas Business Corporation Act (applicable to the Company until December 31, 2009) provides in Article 2.31 that the business and affairs of a Texas corporation are managed under the direction of the board. The Texas Business Organizations Code (applicable to the Company on and after January 1, 2010) provides in Section 21.401 that the board is responsible to direct the management and affairs of a Texas corporation.

Conclusion

Based on the foregoing, WFM intends to omit the Proposal from the 2010 Proxy Materials for the 2010 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be omitted from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (214) 922-4120. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed, postage-paid envelope.

Very truly yours,

Bruce H. Hallett

cc: Mr. Dan Koeppel (regular mail)
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
PO Box 1267
Jacksonville, Illinois 62651

Ms. Jennifer O'Dell (FedEx)
Laborers Int'l. Union of North America
905 16th Street, NW
Washington, DC 20006

Mr. Albert Percival (by email; .pdf)
National Transactions Counsel
Whole Foods Market, Inc.

296595.3

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

Sent Via Fax (512) 482-7000

September 28, 2009

Ms. Roberta Lang
General Counsel
Whole Foods Market, Inc.
550 Bowie Street
Austin, TX 78703

Dear Ms. Lang,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Whole Foods Market, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,543 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Whole Foods Market, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.